

PERPETUAL ENERGY INC. PROVIDES UPDATE ON ERCB
FINAL BITUMEN CONSERVATION DECISION

Calgary, Alberta – December 16, 2011 (TSX:PMT) – Perpetual Energy Inc. ("Perpetual" or the "Corporation") advises that on December 13, 2011, the Alberta Energy Resources Conservation Board ("ERCB") released Decision 2011 ABERCB 035: Sunshine Oil Sands Corp., Athabasca Oil Sands Corp., Total E&P Canada Ltd., and Perpetual Energy Operating Corp., Applications and a Request for Shut-in and Production of Gas, Liege Field, Athabasca Oil Sands Area (the "Final Shut-in Decision"). The Final Shut-in Decision orders the shut-in of approximately 691 wells in the Legend/Liege areas. Perpetual held an interest in approximately 70 of the subject wells, producing approximately 7.9 MMcf/d, all of which were voluntarily shut-in or otherwise ceased to produce prior to November 19, 2010. In November of 2010, Perpetual disposed of 70 wells and the associated reserves affected by the Final Shut-in Decision, but retained operatorship in order to be eligible to receive gas over bitumen financial solution royalty adjustments. Perpetual therefore believes that the Final Interim Shut-in Decision will not materially affect Perpetual's future funds flow and no volumes from the subject wells are included in the Corporation's 2011 reported or 2012 projected production.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation future production and funds flow estimates. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual's Management's Discussion and Analysis for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Perpetual Energy Inc. is an oil and natural gas-focused Canadian energy company. Perpetual's shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E". Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400   Fax: 403 269-4444   Email: info@perpetualenergyinc.com

Susan L. Riddell Rose   President and Chief Executive Officer
Cameron R. Sebastian   Vice President, Finance and Chief Financial Officer
Claire M. Rosehill   Investor Relations and Business Advisor